Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 06, 2002

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40–F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82_______________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a press release issued by Vodafone Group Plc on December 06, 2002, entitled “NEW NON-EXECUTIVE DIRECTOR FOR VODAFONE GROUP PLC”.

6 December 2002

NEW NON-EXECUTIVE DIRECTOR FOR VODAFONE GROUP PLC

Vodafone Group Plc is pleased to announce that Dr John Buchanan has accepted an invitation to join the Board of Vodafone Group Plc and that he will become a Non-Executive Director on 1 April 2003.

Commenting on the appointment, Lord MacLaurin of Knebworth DL, Chairman of Vodafone Group Plc, said “I am delighted that John is joining Vodafone. He brings with him many years of experience and a track record of success gained in one of the largest and most complex businesses in the world. His financial and management skills in multinational business will further strengthen the Board”.

John Buchanan, aged 59, recently retired from the Board of BP Plc after more than 30 years with the company. His most recent position was Group Chief Financial Officer which he held through a period of major transformation for BP. During his career he has held various leadership roles in strategic, financial, operational and marketing posts, including executive experience in different countries.

Born in New Zealand, Dr Buchanan gained an MSc with first class honours and a PhD in Organic Chemistry at the University of Auckland.

He is a Non-Executive Director of AstraZeneca plc, BHP Billiton and The Boots Company plc.

This appointment brings the strength of the Vodafone Group Plc Board to 15, six Executive Directors and nine Non-Executive Directors.

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges / John West

Tel:  +44 (0) 20 7600 2288

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 6, 2002	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary